Exhibit 6.5

Research Collaboration Agreement

The undersigned:

(1)	Oracle Health a private limited liability company established under US law and with its principle offices at 910 Woodbridge Ct. Safety Harbor FL 34695. USA , represented by its Managing Director Jaeson Bang (hereinafter referred to as “OH”);

and

(2)	Maastricht University, more specific its Faculty of Health, Medicine and Life Sciences/ School for Cardiovascular Diseases (CARIM), a public entity according to the Dutch law, having its principal office at Minderbroedersberg 4-6, 6211 LK Maastricht, The Netherlands, on behalf of the Executive Board duly represented by Prof. Dr. T. Hackeng, scientific director CARIM (hereinafter referred to as “CARIM”);

OH and CARIM are hereinafter also referred to individually as “Party” and collectively as “Parties”;

WHEREAS:

●	OH develops, manufactures and markets state of the art technology in the field of cardiac monitoring for application in the medical sector;

●	OH has developed and is developing a device for combined measurement of the electrocardiogram (ECG) and phonocardiogram (PCG) (further referred to as “Device”);

●	CARIM is a research institution and is recognized for its expertise in the field of cardiovascular diseases and ongoing academic research projects;

●	Parties wish to start and execute research projects with the use of the Device as further described in the attachment to this Research Collaboration Agreement (hereinafter referred to as “Agreement”) as Annex I.

HAVE AGREED AS FOLLOWS:

Article 1 Purpose, Effective date and Term

1.1	The work to be performed under this Agreement as well as the planning is stipulated in Annexes to this Agreement (hereinafter referred to as the “Research”).

1.2	The purpose of this Agreement is to set out the rights and obligations that Parties have towards one another with regard to the Research.

1.3	This Agreement shall enter into full force after Parties have duly signed this Agreement, and shall have effect as of October 1, 2019 (hereinafter the “Effective Date”).

1.4	This Agreement shall expire automatically on October 2, 2020 or, in case the Research has not been completed by this date, the Agreement shall expire upon completion of Research and Parties agree by written notice on the extended duration (hereinafter the “Term”).

Article 2 Rights and Obligations

2.1	During the Term, Parties shall use their reasonable efforts to bring the Research to a good conclusion. Nothing in this Agreement will however be construed as an obligation for CARIM to achieve a certain result.

2.2	Details about specific projects, obligations and payments are mentioned in Appendices to this Agreement.

Article 3 Availability and use of the Device

3.1	OH will provide CARIM free of charge one or more Devices for measuring ECG and PCG for the duration of the Research Project as per Article 1.4.

Article 4 Liability

4.1	In no event shall OH be held liable by CARIM and CARIM shall and does hereby indemnify OH, for any damages and costs (including court costs and reasonable attorney fees) of any kind whatsoever, arising from or in connection with the bodily injury to or death of any person, animal or damage to or loss of any property and caused in connection with the Research, unless, and to the extent, CARIM has proven such loss, liability, cost, or expense was the result of wilful misconduct or gross negligence on the part of OH. OH’s aggregate liability under this Agreement will not exceed the total amount paid by OH per article 2.3.

4.2	The Research provided by CARIM is ’‘AS IS’’, in no event shall CARIM be liable for any direct, indirect, incidental, special, exemplary, or consequential damages (including, but not limited to: procurement of substitute goods or services; loss of use, data, or profits; or business interruption), unless these damages results of wilful misconduct or gross negligence on the part of CARIM. CARIM aggregate liability under this Agreement will not exceed the total amount paid by OH to CARIM , respectively.

Article 5 Confidentiality

5.1	For purposes of this Agreement, the term “Confidential Information” shall include all information which is not in the public domain, including, without limitation, information regarding electronic data transfer, drawings, designs, models, samples, software, etc. (hereinafter referred to as “Confidential Information”). Such Confidential Information includes in particular: technical information, commercial data, organizational matters and know-how.

5.2	Without prejudice to article 6 of this Agreement (“Publications”) the Parties agree not to transfer, transmit or in any other way disclose Confidential Information to any third party for a period of three (3) years after termination of this Agreement.

5.3	Each Party shall protect said Confidential Information with the same degree of care as it applies to protect its own confidential information. Each party shall impose these same confidentiality obligations on its officers, agents and employees or other person who may be involved in the Research.

5.4	The obligations of confidentiality referred to here above shall not include or extend to any information, know-how, or data which:

(i)	is or becomes generally available to the public other than by reason of breach of the Agreement by receiving Party; or

(ii)	is known to receiving Party and is at its free disposal prior to its receipt from disclosing Party; or

(iii)	is approved for disclosure by prior written consent of an authorized corporate representative of disclosing Party;

(iv)	is independently developed by the receiving Party without the use of the Confidential Information of the disclosing Party; or

(v)	must be disclosed by receiving Party to comply with applicable laws or regulations relating to health or safety or other governmental purpose, subject to the receiving Party’s obligation to notify disclosing Party of the disclosure requirement in a timely manner so that disclosing Party may, at its own expense, take appropriate steps to protect its proprietary rights.

Article 6 Publications

6.1	The Parties strive to publish the Results. CARIM shall present any draft reports, publications, abstracts, articles or data compilations concerning the Research to OH thirty (30) days prior to submission date so that OH may review it and submit comments to CARIM. If no response is received within thirty 30 days of the date submitted to OH, CARIM may proceed with publication as long as all work and research has been completed. If, within the 30-day review period, OH determines that the proposed publication contains patentable subject matter that requires protection or Confidential Information, OH may require the delay of publication for a period of time not to exceed ninety (90) days, in order to file patent applications and may require that any Confidential Information be removed from the publication.

6.2	Except as provided in article 6.1 and in Article 5 (Confidentiality), nothing in the Agreement shall restrict the right of CARIM to publish, disseminate, or otherwise disclose information about work conducted pursuant to this Agreement.

Article 7 Results of the research / Intellectual Property

7.1	All rights resulting from developments connected to the Research as performed by OH will vest in OH.

7.1.1	Ownership of any invention, modification or improvement developed during the Research and related to the Device shall thereupon vest in OH only. CARIM will provide all reasonable cooperation to the vestment in OH of intellectual property referred to in this Agreement, including but not limited to approvals and the execution of any required documentation. After written permission by OH, CARIM may charge OH for the additional administrative efforts.

7.1.2	CARIM denies all responsibility for all the patent process and its costs. If OH wishes to file a patent resulting from the Research Project based on Art. 7.2.1, all costs related to the filing and patent prosecution shall be borne by OH alone. OH will recognize the (co)inventorship and contributions of CARIM. In no way CARIM shall be responsible for any patent related costs incurred by OH.

7.1.3	Furthermore, it is understood between the Parties that any such invention, patented subject matter or improvement may be freely exploited by CARIM for academic research and educational purposes only.

7.2	All the rights to discoveries, inventions or improvements carried out by CARIM during the terms of this Agreement, which do not directly relate to the Device, shall remain the sole property of CARIM, respectively, and shall be used at their own discretion.

7.3	All rights, in particular intellectual property rights, developed or owned by a Party before or outside this Agreement shall remain sole property of such Party. Nothing in this Agreement shall be deemed to constitute or imply the granting of any license, immunity or other right under any industrial or intellectual property right belonging to either OH or CARIM.

Article 8 Use of Data

8.1	Parties agreed that all and any data, as collected and prepared by CARIM in the context of this Research shall remain the property of CARIM (further referred to “Data”). CARIM may send copies of preclinical and anonymized clinical data for use of developing Analyses Software as set out in the Research. The Parties agree and commit to treat all Data in accordance with the General Data Protection Regulation (GDPR) (Regulation (EU) 2016/679) and this Article 8.

8.2	All data transmitted from CARIM to OH in the framework of the present Agreement will be anonymized, complying with the applicable national regulations on data protection, so that the identity of the patients cannot be in any way disclosed.

8.3	The Data is considered to be proprietary of CARIM (or its patients) and this Agreement does not restrict CARIM in any way to use the Data and/or to make the Data available to third parties or to publish any document relating to the Data.

8.4	As of the receipt of the Data, and subject to the terms and conditions of this Agreement, OH is hereby granted, which OH hereby accepts, a non-exclusive, non-transferable and non-sub licensable license to use the Data for the purpose of Research only.

8.5	All data, formulae, outcomes, analyses, compilations, reports, filings, or other documents derived from, or based on analysis of Data (“Derivative Works”) created by, or for, OH, shall be the sole property of OH. OH shall have and retain all rights, title and interest in these Derivative Works, including all patents, copyrights, trade secrets and other intellectual property rights therein. CARIM shall be free to exploit such Derivative Work for academic research and educational purposes.

8.6	OH shall follow the instructions of CARIM in the handling and/or disposal of the respective Data. OH acknowledges that Data subjects - and/or their legal representatives on their behalf-may withdraw or change their initial informed consent. CARIM shall promptly notify OH of any withdrawal of or changes in the informed consent of a Data subject, which may affect the use of such subject’s Data under this Agreement.

8.7	It shall be the responsibility of each Party that their own use of the Data shall comply with the Applicable Law.

8.8	OH shall adopt appropriate technical and organizational measures to prevent any unauthorized use or access of the Data (“Security Breach”). OH shall promptly inform the CARIM of any Security Breach and shall take as soon as possible all reasonable actions necessary to remedy such Security Breach.

Article 9 Use of names

9.1	It is understood, that none of the Parties shall use the name of any of the other Parties in any advertising or other form of publicity, without the express prior written permission of the Party to be named.

Article 10 Notices

10.1	Any notices required to be given or which shall be given under this Agreement shall be in writing and sent by e-mail with a confirmation copy by regular mail or reputable courier, addressed to the Parties as follows:

FOR OH:

Attn:Mr. Jaeson Bang

Tel: +1-727-470-3466

Fax: NA

Email: JaeB@oracle-health.com

Copy to: JaeB@oracle-health.com

FOR CARIM:

Cardiovascular Research Institute Maastricht

Maastricht University

P.O. Box 616

6200 MD Maastricht The Netherlands

Attn: Prof. T. Hackeng, Scientific Director

Tel: +31 433881538

Email: t.hackeng@maastrichtuniversity.nl

Copy to: w.hankel@maastrichtuniversity.nl

Article 11 Non Assignment Clause

11.1	The Parties agree not to assign this Agreement nor any right and/or obligation under this Agreement to any third party, without the written prior consent of the other Party.

Article 12 Termination

12.1	Each of the Parties may terminate this Agreement forthwith upon written notice to the other Parties in the case:

(i)	one of the other Parties failed to cure a breach of any obligation under this Agreement, if at all curable, after having received a notice from the terminating Party to do so within a period of thirty (30) days;

(ii)	one of the Parties is declared bankrupt or is declared to be in moratorium by a competent court of law;

12.2	In case CARIM terminates this Agreement, OH shall only pay for the research performed and only if the task has been fulfilled, according to the payment schedule mentioned in Article 2.4.

12.3	The Articles 4, 5, 7, 8, 10 and 14 shall survive the termination of this Agreement.

Article 13 Independent Contractors

13.1	For the purpose of this Agreement and all services to be provided hereunder, each of the respective Parties shall be, and shall be deemed to be, an independent contractor and not an agent or employee of the other Party. None of the Parties shall have authority to make any statement, representations or commitment of any kind, or take any action, which shall be binding on any other Party, except as may be explicitly authorized by such other Party in writing.

Article 14 Governing law

14.1	This Agreement, its validity and interpretation, including the legal relation between the Parties to it, shall be governed by the laws of the Netherlands.

14.2	Any and all disputes between the Parties, which cannot be settled amicably, shall be subject to the jurisdiction of the District Court in Maastricht, the Netherlands.

Article 15 Entire Agreement/understanding

15.1	Unless otherwise specified, this Agreement and any annexes thereto embodies the entire understanding between the Parties; any prior Agreement or arrangement with regard to the object of this Agreement shall be replaced by the terms and conditions of this Agreement as from the date this Agreement becomes effective.

15.2	No modification whatsoever of any part of this Agreement shall be effective unless it has been made in writing and been duly signed by all Parties; the same applies to any addition to or deletion from any of the provisions of this Agreement.

Article 16 Meaning of the heading of the articles

16.1	All the headings of the separate articles of this Agreement are meant only to facilitate a quick reading of the Agreement. No right, claim, title, privilege of duty whatsoever shall be construed from or be based upon all or any of these headings.

AGREED AND SIGNED IN TWO ORIGINAL COPIES BY:

For OH:

/s/ Jaeson Bang
Name:.	Jaeson Bang
Function:	CEO, Founder
Date:	Sept 21, 2019

For Maastricht University:

/s/ Tilman Hackeng
Name:	Prof. Dr. Tilman Hackeng
Function:	Scientific Director CARIM
Date:	Sept 21, 2019